UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              ---------------------

                                 SCHEDULE 14f-1
                              ---------------------

             Information Statement Pursuant to Section 14(f) of the
            Securities Exchange Act of 1934 and Rule 14f-1 Thereunder

                            PAPERCLIP SOFTWARE, INC.

               (Exact name of registrant as specified in charter)

          Delaware                      000-26598               22-3137907
(State or other jurisdiction of  (Commission File Number)     (IRS Employer
       incorporation)                                       Identification No.)

                               1 University Plaza
                          Hackensack, New Jersey 07601
                    (Address of principal executive offices)

                          (201) 525-1221 (Registrant's
                                telephone Number)

                            PAPERCLIP SOFTWARE, INC.

             Information Statement Pursuant to Section 14(f) of the
            Securities Exchange Act of 1934 and Rule 14f-1 Thereunder


                                     GENERAL

NO VOTE OR OTHER ACTION IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED.

     This Information Statement is being mailed commencing on or about November 16, 2006 by Paperclip Software, Inc. (the "Company") to holders of record, as of November 6, 2006, of the Company's voting stock, common stock, par value $0.01 per share, in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Company's Board of Directors (the "Board"). This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company's shareholders.

                          CHANGE IN CONTROL TRANSACTION

     On November 6, 2006 (the "Closing Date"), Paperclip Software, Inc., a Delaware Corporation ("Paperclip", "PCLP", the "Company", "we", or "us"), American Sunrise International, Inc., a Delaware Corporation ("ASI"), all ASI Shareholders, and Jilin Dongsheng Weiye Science and Technology Co., Ltd., a limited liability company of the People's Republic of China and wholly-owned subsidiary of ASI ("Dongsheng"), entered into a Stock Purchase and Share Exchange Agreement (the "Exchange Agreement") pursuant to which are to acquire all of the issued and outstanding capital stock of ASI in exchange for the issuance to the ASI Shareholders of (1) shares of Paperclip common stock and (2) shares of Series B Preferred Stock, of which each share converts into five hundred (500) shares, which will represent, and equate to, 98.7% of Paperclip's issued and outstanding common stock after the transaction is closed (the "Share Exchange"). Such shares will be restricted in accordance with Rule 144 of the 1933 Securities Act. As a result of the Share Exchange, ASI will become our wholly-owned subsidiary.


     We intend to discontinue our business of software development. Instead, we will operate our business through ASI's wholly-owned subsidiary Dongsheng, which develops and manufactures nutritional supplements and personal care products.

     Effective on the Closing Date, our Board of Directors and executive officers, William Weiss, Chief Executive Officer, Principal Financial Officer and Director, D. Michael Bridges, Vice President Engineering, Secretary and Director, and Michael Suleski, President, Director, shall simultaneously resign from the Board of Directors and as an executive officer and appoint the following officers and directors of PCLP:

   Name                 Office
-----------------    -----------------------------------------------------------
Aidong Yu            Chairman, Chief Executive Officer, Chief Financial Officer,
                     Director
Huizhu Xie           General Manager, Director
Dekui Wang           Vice President, Director

                        VOTING SECURITIES OF THE COMPANY

     Our authorized common stock consists of 30,000,000 shares, par value $0.01 per share. On November 6, 2006, prior to the closing, we had 8,196,523 shares of common stock issued and outstanding and entitled to vote at a meeting of our stockholders. Each share of common stock entitles the holder thereof to one vote. We also have designated 3,649,543 shares of Series A Preferred Stock, of which all shares are issued and outstanding and entitled to vote. Each share of Series A Preferred Stock entitles the holder thereof to one vote for each share of common stock into which Series A Preferred Stock could be converted.

     As a result of the Share Exchange, ASI's Shareholders became our majority shareholders. Our shares of common stock are quoted on the Over the Counter
(OTC) Bulletin Board under the symbol "PCLP".

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the ownership of our common stock prior to the Closing Date on November 6, 2006, by: (i) each director; (ii) each person who is known to us to be the beneficial owner of more than five percent of our outstanding common stock; (iii) each of our executive officers named in the Summary Compensation Table; and (iv) all our current executive officers and directors of as a group. Except as otherwise indicated in the footnotes, all information with respect to share ownership and voting and investment power has been furnished to us by the persons listed. Except as otherwise indicated in the footnotes, each person listed has sole voting power with respect to the shares shown as beneficially owned.

                                                                 Amount and Nature
                                 Name and Address of                   of                       Percent of Class
Title of Class                    Beneficial Owner               Beneficial Owner                    (2)
                             ------------------------------     -------------------            ------------------
Common Stock                 William Weiss (1) ((3))                3,569,643(4)                     43.55%

Common Stock                 Michael Suleski (1) ((3))                780,936(5)                      9.53%

Common Stock                 D. Michael Bridges (1) ((3))             556,500                         6.79%

Common Stock                 All officers and directors             4,911,079                        59.92%
                             as a group (3 in number)

Series A Preferred Stock     William Weiss (1) ((3))                2,533,869                        69.43%

Series A Preferred Stock     D. Michael Bridges (1) ((3))             150,000                         4.11%

Series A Preferred Stock     All officers and directors             2,683,869                        73.54%
                             as a group (3 in number)
----------------

(1) The address for each beneficial owner is 1 University Plaza, Hackensack, New Jersey 07601.

(2) Based on 8,196,523 shares of common stock issued and outstanding as of November 6, 2006.

(3) The person listed is an officer and/or director of the Company.

(4) Includes (a) 770,921 shares of Common Stock issuable upon the exercise of options currently exercisable under the 1995 Stock Option Plan, and (b) approximately 2.8 million shares of Common Stock issuable upon the conversion of 2,533,869 shares of Series A Preferred Stock.

(5) Includes 744,921 shares of Common Stock issuable upon the exercise of options currently exercisable under the 1995 Stock Option Plan.

(6) Includes 405,000 shares of Common Stock issuable upon the exercise of options currently exercisable under the 1995 Stock Option Plan, and approximately 160,000 shares of Common Stock issuable upon the conversion of 150,000 shares of Series A Preferred Stock.

                        DIRECTORS AND EXECUTIVE OFFICERS

Pre-Share Exchange Directors and Executive Officer
--------------------------------------------------

     The following tables set forth information regarding the Company's current executive officer and directors prior to the closing of the Share Exchange. The directors hold offices for their respective terms and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Name                 Age   Office
------------------- ------ -----------------------------------------------------

William Weiss         63   Chief Executive Officer, Principal Financial Officer,
                           Director
Michael Suleski       52   President, Director
D. Michael Bridges    46   Vice President Engineering, Secretary, Director

     Set forth below is certain information with respect to the current officers and directors, including their names, principal occupations for the past five years, and their directorships with other corporations.

     WILLIAM WEISS, a founder of the Company, has been Chief Executive Officer, Principal Financial Officer and a director of the Company since its formation in October 1991. From January 1980 until March 31, 2003 Mr. Weiss had also been an executive officer and President of Medical Registry Services, Inc., a computer software company which sells and services a computerized system for cancer record keeping in hospitals. Mr. Weiss devotes approximately 40 hours per week to the Company. Mr. Weiss received a B.S. from the Wharton School of the University of Pennsylvania and a J.D. from New York Law School.

     D. MICHAEL BRIDGES, our President, rejoined the Company in March 2000 after providing consulting services to the Company from August 1998 to March 2000. He has been a director of the Company since March 2000. Mr. Bridges served as the Company's Vice President of Marketing & Sales and Director of Corporate Services from February 1995 to August 1998. Mr. Bridges received a B.S. from Rowan University and served as a Captain in the United States Marine Corps.

     MICHAEL SULESKI, a founder of the Company, has been Vice President, Engineering of the Company since August 1992, and its Director of Research and Development from its inception in October 1991 to August 1992. He has been a director of the Company since May 1995, and Secretary of the Company since July 1995. He received a B.S. and a M.S. degree from Fairleigh Dickenson University College of Science and Engineering.

Director Terms of Office

     In accordance with the terms of the Company's articles of incorporation, the directors hold office for the term for which they are elected and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

Director Compensation

     The Company's directors did not receive any compensation for their services rendered to the Company, have not received such compensation in the past, and are not accruing any compensation pursuant to any agreement with the Company.

Meetings and Committees of the Board

     The Board held no meetings during the Company's fiscal year ended December 31, 2005. The Company does not have any independent directors and therefore does not have an audit committee. The full Board of Directors is performing the functions of the audit committee.

Compensation of Executive Officers

     The following summary compensation table sets forth all compensation paid by us during the fiscal years ended December 31, 2006, 2005 and 2004 in all capacities for the accounts of our executives, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO):

                           Summary Compensation Table

                                          ANNUAL COMPENSATION                                LONG-TERM COMPENSATION
                                                                                       AWARDS      PAYOUTS
                                                                        RESTRICTED   SECURITIES
                                                       OTHER ANNUAL       STOCK      UNDERLYING   LTIP          ALL OTHER
   NAME AND PRINCIPAL               SALARY    BONUS    COMPENSATION      AWARD(S)    OPTIONS/SARS  PAYOUTS    COMPENSATION
        POSITION           YEAR      ($)       ($)          ($)            ($)           (#)         ($)           ($)
Wiliam Weiss(1)           2006     $120,000        0                0             0           --          --             --
Chief Executive           2005     $120,000        0                0             0           --          --             --
Officer,

Principal Financial
Officer
                          2004     $120,000        0                0             0           --          --             --

Michael Suleski           2006     $105,000        0                0             0           --          --             --
Vice President,           2005     $105,000        0                0             0           --          --             --
Engineering
                          2004     $105,000        0                0             0           --          --             --

D. Michael Bridges        2006     $107,800        0                0             0           --          --             --
President                 2005     $107,800        0                0             0           --          --
                          2004     $107,800        0                0             0           --          --
--------------------

(1) As of December 31, 2005, approximately $868,000 is owed to William Weiss for past salaries accrued but not paid.

Option Grants Table. There were no individual grants of stock options to purchase our common stock made to the executive officer named in the Summary Compensation Table during the fiscal year ended December 31, 2005, and the subsequent period up to the date of the filing of this Information Statement.

Aggregated Option Exercises and Fiscal Year-End Option Value Table. There were no stock options exercised by the executive officers named in the Summary Compensation Table during the fiscal year ended December 31, 2005, and the subsequent period up to the date of the filing of this Information Statement.

Long-Term Incentive Plan ("LTIP") Awards Table. There were no awards made to a named executive officer in the last completed fiscal year under any LTIP.

Compensation Pursuant To Plans

     The following table provides information, as of December 31, 2005, about the Company's 1995 Stock Option Plan and 2004 Stock Incentive Plan, the material features of which are described below. Although the 1995 Stock Option Plan expired on March 1, 2005, the options with unexercised terms remain outstanding under such plan and are included in the table below.

                      Equity Compensation Plan Information
                                                                                 Number of securities
                                                                               remaining available for
                                                                                future issuance under
                            Number of securities to      Weighted-average        equity compensation
                            be issued upon exercise     exercise price of         plans (excluding
                            of outstanding options,    outstanding options,    securities reflected in
                              warrants and rights      warrants and rights           column (a))

  Plan category                       (a)                      (b)                       (c)
-------------------------   -----------------------    --------------------    ------------------------
Equity compensation plans
approved by security
holders                          2,980,842 (1)                $0.31                     0 (2)
Equity compensation plans
not approved by security
holders                           100,000 (3)                   0                    500,000 (4)
          Total                    3,080,842                    0                      500,000
---------

(1) Represents 2,980,842 shares of Common Stock issuable upon the exercise of outstanding options previously granted under the 1995 Stock Option Plan

(2) The 1995 Stock Option Plan expired on March 1, 2005.

(3) Represents 100,000 shares of Common Stock issuable upon the exercise of outstanding options granted under the 2004 Stock Incentive Plan.

(4) Represents 500,000 shares of Common Stock available for future issuance under the 2004 Stock Incentive Plan.

     For the fiscal year ended December 31, 2005, and the subsequent period up to the date of the filing of this Information Statement, the Company did not adopt any plans.

     2004 Stock Option Plan

     In February 2004, the Board of Directors of the Company adopted a stock incentive plan (the "2004 Stock Incentive Plan"). Only consultants and members of the Board of Advisors are eligible to participate in this plan. The 2004 Stock Incentive Plan provides that the aggregate number of shares of common stock for which options may be granted thereunder is 600,000 shares. The 2004 Stock Incentive Plan provides that it shall be administered by a committee (the "Committee") consisting of either the full Board of Directors or a committee consisting of at least two directors.

     The Committee has the full power and authority, subject to the provisions of the 2004 Stock Incentive Plan, to designate participants, grant options and determine the terms of all options. The terms of specific options granted under the 2004 Stock Incentive Plan are determined by the Committee. The term of each option is also determined by the Committee, but no option may be exercisable after ten years have elapsed from the date upon which the option is granted. As of December 31, 2005, 100,000 options under the 2004 Stock Incentive Plan were outstanding.

     1995 Stock Option Plan

     In May 1995, the Company adopted a stock option plan (the "1995 Stock Plan"), pursuant to which officers, directors and employees of the Company and certain other persons conferring benefit upon the Company were eligible to receive stock options. The 1995 Stock Plan terminated on March 1, 2005. All options thereunder outstanding at the time of such termination shall continue in full force and effect according to the terms of the option agreements governing such options. As of December 31, 2005, options to acquire 3,969,222 shares of Common Stock had been granted under the 1995 Stock Plan. At such date, 892,872 options had expired, 95,508 options had been exercised and 2,980,842 options were outstanding.

     1993 Stock Option Plan

     In March 1993, the Company adopted its 1993 Stock Option Plan (the "1993 Stock Plan") covering 68,912 shares of Common Stock, pursuant to which employees (other than directors) of the Company were eligible to receive stock options. The 1993 Stock Plan expired on February 1, 2003, and all the outstanding options expired in 2005.

     There is no other compensation to the Company's executives pursuant to a stock option plan or any other plans.

Employment Agreements

     The Company does not have employment agreements with William Weiss or Michael Suleski. The Company does not have any pension, profit sharing, or bonus plan, other than the 2004 Stock Incentive Plan for consultants and members of the Board of Advisors, which is described above.

     The Company entered into an Employment Agreement with David Michael Bridges effective as of January 1, 2000 (the "Employment Agreement"). The Employment Agreement provides that Mr. Bridges will serve as the Company's President and as a member of the Company's Board of Directors, subject to stockholder vote, for a term of three years, subject to automatic one year extensions and early termination, at an initial base salary of $107,800. The Employment Agreement provides that Mr. Bridges shall not compete with the Company in the product lines under development by the Company or use or disclose any trade secrets of the Company during the term of the Employment Agreement. In addition, the Employment Agreement provides that Mr. Bridges shall not solicit employees of the Company or induce any employee to terminate his or her relationship with the Company during the term and for a period of 24 months after termination of the Employment Agreement unless the Company terminates Mr. Bridges without cause (as defined in the Employment Agreement), the Company fails to satisfy certain conditions or if William Weiss or Michael Suleski shall leave the employment of the Company other than by reason of death or disability. Mr. Bridges may not be terminated prior to the end of the term except with cause (as defined in the Employment Agreement) and Mr. Bridges may terminate the Employment Agreement prior to the end of the term by giving the Company at least 90 days written notice. In the event that there is a transfer of control, defined as 50%, of the Company within 6 months of the termination of Mr. Bridges, Mr. Bridges shall be entitled to his base salary, vacation and other benefits for the remainder of the term of the Employment Agreement and any difference in value of the Company's capital stock owned by Mr. Bridges at the time of his termination and the value of such stock after transfer of control as valued in accordance with the terms of the Employment Agreement. The Employment Agreement also provided for the grant of options to purchase 400,000 shares of the Company's common stock. Mr. Bridges is also entitled to indemnification to the fullest extent permitted under New Jersey law. In the event that Mr. Bridges' employment is terminated without cause prior to the end of the term or any extension of the term or because of a disability (as defined in the Employment Agreement), he is entitled to receive his base salary for 6 months, at his then current annual rate paid in a lump sum within 10 days of termination, plus a payment for unused vacation. The Employment Agreement also provides that Mr. Bridges may independently develop intellectual property outside of his regular hours of employment with the Company and maintain full ownership of such intellectual property but provides for the Company's use of certain intellectual property owned by Mr. Bridges. The Employment Agreement restricts Mr. Bridges from using certain intellectual property owned by him to compete with the Company during the term of the Employment Agreement.

Compensation of Directors

         For the fiscal year ended December 31, 2005, and the subsequent period up to the date of the filing of this Information Statement, the Company did not compensate directors for their services. Directors are reimbursed for travel expenses to Board of Directors meetings.

Designees to Serve As Officers and Directors Post-Share Exchange

     Pursuant to the terms of the Exchange Agreement, the individuals listed below have been designated to serve as officers and directors of the Company following the closing of the Share Exchange. The following table sets forth information regarding the members of the Company's Board of Directors and its executive officers following the Closing Date. The directors listed below will serve until the next annual meeting of the Company's stockholders.

     The directors hold offices for their respective terms and until their successors are duly elected and qualified. Vacancies in the existing Board are filled by a majority vote of the remaining directors. The officers serve at the will of the Board of Directors.

   Name       Age    Office
----------- -------  -----------------------------------------------------------

Aidong Yu      47    Chairman, Chief Executive Officer, Chief Financial Officer,
                     Director
Huizhu Xie     54    General Manager, Director
Dekui Wang     53    Vice President, Director

     Set forth below is certain information with respect to the designated officers and directors, including their names, principal occupations for the past five years, and their directorships with other corporations.

     Aidong Yu, Chairman, Chief Executive Officer, Chief Financial Officer, Director

     Mr. Yu founded Dongsheng and has been its Chairman since 2001. Mr. Yu has led the development of Dongsheng into a leading enterprise in the health products industry. Mr. Yu has a deep understanding of the health care industry, and was awarded the honor of "Entrepreneur of Jilin Province" in 2003. In 2004, Mr. Yu was appointed advanced researcher of the Society for International Industry Organization Studies of China. Mr. Yu is also a representative in the National People's Congress.

     Huizhu Xie, General Manager, Director

     Ms. Xie has been the General Manager of Dongsheng since 2003, and is responsible for the training of the distribution team and general operations. Ms. Xie has also served as a Director of the Harbin Wang Gang Hospital for 10 years, and has an extensive background in the health care and health products industry. Ms. Xie received her bachelor's degree from Harbin Medical University.

     Dekui Wang, Vice President, Director

     Mr. Wang has been the Secretary and Assistant General Manager of Dongsheng since October 2005. Prior to joining Dongsheng, Mr. Wang served as Assistant to the General Manager at Jilin Huana Investment Company, as Manager at Jilin City Senxin Decoration Company, as Deputy Director General at Jilin City Longtan District Bureau of Quality and Technical Supervision, and as Deputy Director at the Jilin City Bureau of Standards.

Compensation of Executive Officers

     The following summary compensation table sets forth all compensation paid by Dongsheng during the fiscal years ended December 31, 2006, 2005 and 2004 in all capacities for the accounts of Dongsheng's executives:

                           Summary Compensation Table

                                          ANNUAL COMPENSATION                                LONG-TERM COMPENSATION
                                    -------------------------------                  -------------------------------------
                                                                                       AWARDS      PAYOUTS
                                                                        RESTRICTED   SECURITIES
                                                       OTHER ANNUAL       STOCK      UNDERLYING   LTIP          ALL OTHER
 NAME AND PRINCIPAL               SALARY    BONUS    COMPENSATION      AWARD(S)    OPTIONS/SARS  PAYOUTS    COMPENSATION
   POSITION           YEAR      ($)       ($)          ($)            ($)           (#)         ($)           ($)
-------------------
Aidong Yu                 2006      $50,000        0                0             0           --          --             --
Chairman Chief
Executive                 2005      $37,500        0                0             0           --          --             --
Officer,
Principal Financial       2004      $25,000        0                0             0           --          --             --
Officer

Huizhu Xie                2006      $30,000        0                0             0           --          --             --
General Manager           2005      $22,500        0                0             0           --          --             --
                          2004      $15,000        0                0             0           --          --             --

Dekui Wang                2006      $30,000        0                0             0           --          --             --
Vice President            2005      $22,500        0                0             0           --          --
                          2004      $15,000        0                0             0           --          --

----------------------------------------------------------------------------------------------------------------------------

Option Grants Table. There were no individual grants of stock options to purchase our common stock made to the executive officer named in the Summary Compensation Table during the fiscal year ended December 31, 2005, and the subsequent period up to the date of the filing of this Information Statement.

Aggregated Option Exercises and Fiscal Year-End Option Value Table. There were no stock options exercised by the executive officers named in the Summary Compensation Table during the fiscal year ended December 31, 2005, and the subsequent period up to the date of the filing of this Information Statement.

Long-Term Incentive Plan ("LTIP") Awards Table. There were no awards made to a named executive officer in the last completed fiscal year under any LTIP.

Compensation Pursuant To Plans

     For the fiscal year ended December 31, 2005, and the subsequent period up to the date of the filing of this Information Statement, Dongsheng did not adopt any plans, and therefore there is no compensation to the Dongsheng executives pursuant to a stock option plan or any other plans.


Employment Agreements

     None.

Board of Directors Composition and Committees

     Immediately following the Share Exchange, the Company's Board of Directors is comprised of three directors: Aidong Yu, Huizhu Xie and Dekui Wang.

Audit Committee Financial Expert

     Within 90 days of the closing of the Share Exchange, the Company will appoint an independent director to serve on the Company's Audit Committee as an audit committee financial expert. This person shall be independent, as such term is used in Item 7(d)(3)(iv) of Schedule 14A under the Exchange Act.

Director Compensation

     Following the Share Exchange, the Company may compensate non-management directors through the issuance of stock awards including, without limitation, stock options, restricted stock awards, stock grants and/or stock appreciation rights. The Company intends to make such awards pursuant to a stock option plan or employee incentive plan to be approved by the Company.

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     None.

                                LEGAL PROCEEDINGS

     No director, nominee for director, or executive officer of the Company has appeared as a party in any legal proceeding material to an evaluation of his/her ability or integrity during the past five years.

             SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's officers and directors, and persons who own more than ten percent of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten-percent shareholders are required to furnish the Company with copies of Section 16(a) forms they file.

     To the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company, all reports under Section 16(a) required to be filed by its officers and directors and greater than ten percent beneficial owners were not timely filed as of the date of this filing.

                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

     The Company is subject to the information and reporting requirements of the Securities Exchange Act of 1934 and, in accordance with that act, files periodic reports, documents and other information with the SEC relating to its business, financial statements and other matters. These reports and other information may be inspected and are available for copying at the offices of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549 and are available on the SEC's website at www.sec.gov.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto duly authorized.



                                     PAPERCLIP, INC.


                                     By: /s/ William Weiss
                                     ---------------------
                                     WILLIAM WEISS
 Dated: November 6, 2006             Chief Executive Officer
                                     Principal Financial Officer